Mail Stop 4720

August 5, 2009

By U.S. Mail and Facsimile to 334-636-9606

R. Terry Phillips
President and Chief Executive Officer
United Security Bancshares, Inc.
131 West Front Street
Post Office Box 249
Thomasville, Alabama 36784

> **Re: United Security Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-14549**

Dear Mr. Phillips:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1, Business, page 1

1.   In future reports please expand your discussion of Acceptance Loan Company so that the reader has better understanding of that aspect of your business. For example, discuss how you market this business, who your typical customer is, the average load amount, purpose of the loan, loan collateral, typical interest rates, average loan length and your underwriting practices. Also discuss Acceptance

Loan Company's default rates and how they compare with the bank's default rates.

2.   In this section or in Item 7, the Discussion and Analysis section, discuss your holdings of subprime loans and "Alt-A" type mortgages, either as loans or as investments. If you do not hold or have not made or invested in these types of loans, or if your holdings of such loans are inconsequential, please disclose in future filings that such lending or investing is not material to your company. If your holdings are other than inconsequential, please disclose and discuss in future filings.

Executive Compensation, p. 88

Compensation Discussion and Analysis

3.   Please advise us why you have not provided the targets for the performance goals discussed on page 13 of the proxy statement. See Instruction 4 to Item 402(b) of Regulation S-K.

2008 Summary Compensation Table

4.   We note the statement on page 21 of the proxy statement that Mr. Phillips is entitled under his employment agreement to receive reimbursement of ordinary and reasonable expenses. Please confirm to the staff that if there were any such reimbursements, they were for typical business expenses, and that any personal benefits derived by Mr. Phillips were incidental to these typical business expenses.

Certain Relationships and Related Transactions, and Director Independence, p. 89

5.   We note the disclosure on page 10 of your proxy statement that Mr. Phillips and Mr. Morgan have loans outstanding under the employee loan program. For all such loans, please revise this section to provide the disclosure required under Item 404(a), as appropriate.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3418.

Sincerely,

William Friar
Senior Financial Analyst